UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Pages(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ David A. Beaver
David A. Beaver
Vice President and Corporate Controller

Date: June 19, 2015

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2014 and 2013

Supplemental information required for Form 5500
as of December 31, 2014

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Pages(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4 - 10

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Philadelphia, Pennsylvania
June 18, 2015

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
ASSETS	2014		2013
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$1,329,173		$1,230,057
T. Rowe Price Equity Income Fund	1,157,217		1,070,532
Vanguard Institutional Index Fund	30,851,995	*	—
Vanguard 500 Index Fund	—		28,350,765	*
Vanguard Balanced Index Fund	7,475,661	*	7,117,759	*
Vanguard Explorer Fund	10,472,493	*	10,646,743	*
Vanguard Extended Market Index Fund	1,427,663		1,314,662
Vanguard International Growth Fund	5,691,694	*	6,202,325	*
Vanguard Total Bond Market Index Fund	5,504,970		4,983,295
Vanguard Morgan Growth Fund	553,915		557,226
Vanguard Prime Money Market Fund	114,841		110,055
Harbor International Fund	135,483		139,891
Harbor Mid Cap Growth Fund	838,773		761,308
Vanguard Target Retirement 2010 Fund	—		296,492
Vanguard Target Retirement 2015 Fund	—		2,378,927
Vanguard Target Retirement 2020 Fund	—		1,247,670
Vanguard Target Retirement 2025 Fund	—		2,175,155
Vanguard Target Retirement 2030 Fund	—		1,329,335
Vanguard Target Retirement 2035 Fund	—		1,370,520
Vanguard Target Retirement 2040 Fund	—		708,762
Vanguard Target Retirement 2045 Fund	—		536,028
Vanguard Target Retirement 2050 Fund	—		465,584
Vanguard Target Retirement 2055 Fund	—		132,202
Vanguard Target Retirement 2060 Fund	—		439
Vanguard Target Retirement Income Fund	—		531,691
	65,553,878		73,657,423

Vanguard Retirement Savings Trust	25,015,057	*	25,451,200	*
Vanguard Target Retirement Trusts	13,339,553		—
Crown Holdings, Inc. Stock Fund	5,370,057		5,400,444	*
Total investments, at fair value	109,278,545		104,509,067
Receivables
Employer's contributions	1,103		1,033
Participants' contributions	5,079		5,125
Notes receivable from participants	3,298,579		3,129,735
Total receivables	3,304,761		3,135,893

Total assets	112,583,306		107,644,960

LIABILITIES	—		—
Net assets reflecting all investments at fair value	112,583,306		107,644,960

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(703,139)		(654,551)
Net assets available for benefits	$111,880,167		$106,990,409
* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2014	2013
Additions:
Investment income:
Interest and dividend income	$3,477,016	$2,777,719
Net appreciation in fair value of investments	3,678,228	14,039,999
Total investment income	7,155,244	16,817,718

Interest income, notes receivable from participants	130,246	126,451
Total interest income, notes receivable	130,246	126,451

Contributions:
Employer	1,420,636	1,456,333
Participant	4,072,832	3,878,586
Total contributions	5,493,468	5,334,919

Other additions	2,802	6,748
Total additions	12,781,760	22,285,836

Deductions:
Benefits paid to participants	7,866,322	7,370,429
Miscellaneous fees	25,680	25,816
Total deductions	7,892,002	7,396,245

Net increase	4,889,758	14,889,591

Net Assets Available for Benefits:
Beginning of year	106,990,409	92,100,818
End of year	$111,880,167	$106,990,409

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive profit sharing contributions, some of which are discretionary, from the Company at varying rates as determined by the employer company, as defined in the Plan document. Discretionary contributions in 2014 and 2013 totaled $405,900 and $494,634, respectively. Contribution amounts are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contribution portions of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. A participant becomes 100% vested in the matching contribution portion after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document. If eligible, a participant becomes 100% vested in the profit sharing contribution portion either immediately or after completing 5 years of credited service depending on the employer company and as defined in the Plan document.

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2014 and 2013 range from 4.25% to 6.00% and 4.25% to 9.00%, respectively. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $114,841 and $110,055 at December 31, 2014 and 2013, respectively. Forfeitures used to offset Company contributions in 2014 and 2013 totaled $5,800 and $8,744 respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the 2014 and 2013 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit responsive investment contracts.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as miscellaneous fees and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan for years beginning after December 15, 2015 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

NOTE 3 - INVESTMENTS

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2014	2013

Registered investment companies	$2,939,794	$13,059,760
Common stock fund	738,434	980,239
Net appreciation in fair value of investments	$3,678,228	$14,039,999

NOTE 4 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$7,475,661	—	$7,475,661
Growth & Income	1,329,173	—	1,329,173
International	5,827,176	—	5,827,176
Inter-term Treasury	5,504,970	—	5,504,970
Large-Cap	32,563,127	—	32,563,127
Mid-Cap	2,266,437	—	2,266,437
Money Market	114,841	—	114,841
Small-Cap Growth	10,472,493	—	10,472,493
Total registered investment companies	65,553,878	—	65,553,878
Common stock fund	5,370,057	—	5,370,057
Collective trusts:
Vanguard Retirement Savings Trust	—	$25,015,057	25,015,057
Vanguard Target Retirement Trusts	—	13,339,553	13,339,553

Total	$70,923,935	$38,354,610	$109,278,545

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$18,290,565	—	$18,290,565
Growth & Income	1,230,057	—	1,230,057
International	6,342,216	—	6,342,216
Inter-term Treasury	4,983,295	—	4,983,295
Large-Cap	29,978,522	—	29,978,522
Mid-Cap	2,075,970	—	2,075,970
Money Market	110,055	—	110,055
Small-Cap Growth	10,646,743	—	10,646,743
Total registered investment companies	73,657,423	—	73,657,423
Common stock fund	5,400,444	—	5,400,444
Collective trust:
Vanguard Retirement Savings Trust	—	$25,451,200	25,451,200

Total	$79,057,867	$25,451,200	$104,509,067

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The Vanguard Target Retirement Trusts are collective trust funds that are valued daily based upon the units of the collective trust funds held by the Plan at year end times the respective unit values. The unit values are based upon significant observable inputs, although they are not based upon quoted market prices in an active market. These collective trust funds include eleven target year trusts ranging from 2010 to 2060, in 5 year increments. The trusts invest in Vanguard mutual funds using a balanced asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. The trusts' asset allocation will become more conservative over time. The trusts' indirect bond holdings are a diversified mix of short, intermediate, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation-protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The trusts' indirect stock holdings are a diversified mix of U.S. and foreign large, mid, and small-capitalization stocks.

The underlying investments of the collective trusts consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trusts is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trusts at December 31, 2014 and 2013.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company's stock through the Crown Holdings, Inc. Stock Fund. The common stock fund held approximately 106,000 and 121,000 shares of Crown Holdings, Inc. common stock representing 4.8% and 5.0% of Plan assets as of December 31, 2014 and 2013, respectively. There were no dividends on the Company's common stock in 2014 or 2013. Loans to participants are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in miscellaneous fees. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 7 - TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated September 28, 2011 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Plan has been amended since receiving the determination letter. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$1,329,173
	T. Rowe Price Equity Income Fund	Registered Investment Company	1,157,217
*	Vanguard Institutional Index Fund	Registered Investment Company	30,851,995
*	Vanguard Balanced Index Fund	Registered Investment Company	7,475,661
*	Vanguard Explorer Fund	Registered Investment Company	10,472,493
*	Vanguard Extended Market Index Fund	Registered Investment Company	1,427,663
*	Vanguard International Growth Fund	Registered Investment Company	5,691,694
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,504,970
*	Vanguard Morgan Growth Fund	Registered Investment Company	553,915
*	Vanguard Prime Money Market fund	Registered Investment Company	114,841
	Harbor International Fund	Registered Investment Company	135,483
	Harbor Mid Cap Growth Fund	Registered Investment Company	838,773
*	Vanguard Target Retirement 2010 Trust	Collective Trust Fund	224,514
*	Vanguard Target Retirement 2015 Trust	Collective Trust Fund	2,478,436
*	Vanguard Target Retirement 2020 Trust	Collective Trust Fund	1,736,764
*	Vanguard Target Retirement 2025 Trust	Collective Trust Fund	2,623,797
*	Vanguard Target Retirement 2030 Trust	Collective Trust Fund	1,572,923
*	Vanguard Target Retirement 2035 Trust	Collective Trust Fund	1,616,152
*	Vanguard Target Retirement 2040 Trust	Collective Trust Fund	1,028,161
*	Vanguard Target Retirement 2045 Trust	Collective Trust Fund	644,591
*	Vanguard Target Retirement 2050 Trust	Collective Trust Fund	653,625
*	Vanguard Target Retirement 2055 Trust	Collective Trust Fund	202,299
*	Vanguard Target Retirement 2060 Trust	Collective Trust Fund	17,180
*	Vanguard Target Retirement Income Trust	Collective Trust Fund	541,111
*	Vanguard Retirement Savings Trust	Collective Trust Fund	25,015,057
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,370,057
*	Notes receivable from participants	Interest rates: 4.25% - 6.00%	3,298,579
	Total Assets (Held at End of Year)		$112,577,124

*	Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.